CUSIP No. 47009M103	13D/A	Page 1 of 7

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Jaguar Mining Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

47009M103
(CUSIP Number)

Stephen Hope
c/o Outrider Management, LLC
1001 Bayhill Drive, Suite 125
San Bruno, CA 94066
USA
(650) 238-5820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Outrider Master Fund, L.P. 20-0851457
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 83,024,5671
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 83,024,5671
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,024,5671
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%2
14.	TYPE OF REPORTING PERSON (see instructions) IA, HC

_____________________________

1 Determined on a post-conversion basis, assuming full conversion of the Debentures and an exchange rate of US$1.00 to C$0.7592.

2 Determined assuming full conversion of all Debentures held by the Reporting Persons, conversions by no other Debenture holders and an exchange rate of US$1.00 to C$0.7592.

CUSIP No. 47009M103	13D/A	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Outrider Management LLC 87-0719067
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 83,024,5671
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 83,024,5671
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,024,5671
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%2
14.	TYPE OF REPORTING PERSON (see instructions) IA, HC

_____________________________
1 Determined on a post-conversion basis, assuming full conversion of the Debentures and an exchange rate of US$1.00 to C$0.7592.
2 Determined assuming full conversion of all Debentures held by the Reporting Persons, conversions by no other Debenture holders and an exchange rate of US$1.00 to C$0.7592.

CUSIP No. 47009M103	13D/A	Page 4 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Hope
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 83,024,5671
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 83,024,5671
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,024,5671
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%2
14.	TYPE OF REPORTING PERSON (see instructions) IN

_____________________________
1 Determined on a post-conversion basis, assuming full conversion of the Debentures and an exchange rate of US$1.00 to C$0.7592.
2 Determined assuming full conversion of all Debentures held by the Reporting Persons, conversions by no other Debenture holders and an exchange rate of US$1.00 to C$0.7592.

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Item 1.  Security and Issuer.

This statement on Schedule 13D is hereby amended (this “Schedule 13D”) relates to:

(1)	The common shares (“Common Shares”), of Jaguar Mining Inc. (the “Issuer”), a corporation organized under the laws of Ontario, Canada.

(2)
Those certain convertible senior secured debentures (the “Debentures”) of the Issuer, issued October 27, 2015. The Debentures are convertible into Common Shares at a ratio of 1 Common Share per C$0.15 principal amount of Debenture converted.

The principal executive offices of the Issuer are located at 67 Yonge Street, Suite 1203, Toronto, ON M5E 1J8, Canada. This Schedule 13D amends and supplements the report previously filed by the Reporting Persons on May 2, 2014 (the “2014 Filing”).

Information contained in this Schedule 13D with respect to each Reporting Person and, if applicable, its executive officers, directors and controlling persons, is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Except as set forth herein, the 2014 Filing is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the 2014 Filing is hereby amended and supplemented by adding the following information:

Final share allocations in connection with the Plan resulted in an increase in OMF’s Common Share allocation thereunder from 36,044,388 Common Shares to 36,045,291 Common Shares, an increase of 903 Common Shares.

On October 27, 2015, OMF acquired Debentures in an aggregate principal amount of $5,350,000 for a purchase price of $5,350,000. OMF’s acquisition of the Debentures was funded by cash on hand.

Item 4.  Purpose of Transaction.

This Item 4 is amended and restated in its entirety as follows:

The Common Shares held of record by OMF were acquired in connection with the restructuring of the Issuer in accordance with the Plan and are held for investment purposes.

The Issuer issued the Debentures to raise working capital. OMF acquired the Debentures for investment purposes.

The Reporting Persons intend to review on a continuing basis OMF’s investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of the Issuer, members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board with a view to maximizing shareholder value. The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners or members, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

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Except as described in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the 2014 Filing are hereby amended and supplemented by adding the following information:

OMF owns Debentures in an aggregate principal amount of $5,350,000. In the event that all Debentures owned by OMF were converted, OMF would have ownership and control of an additional 46,979,276 Common Shares, for a total of 83,024,567 Common Shares (representing approximately 52.5% of outstanding Common Shares on a post-exercise basis, assuming no conversions by other Debenture holders).7

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than OMF, to the extent it directly holds Debentures reported on this Schedule 13D) is the beneficial owner of the Debentures referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth herein, none of the Reporting Persons have engaged in any transactions with respect to the Issuer’s Common Shares during the past sixty days.

_____________________________
7 Assumes an exchange rate of US$1.00 to C$0.7592.

CUSIP No. 47009M103	13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2015

Outrider Master Fund, L.P.
By: Outrider Management, LLC, its general partner

By:	/s/ Stephen Hope
	Name:	Stephen Hope
	Title:	Managing Member of the General Partner

Outrider Management, LLC,

By:	/s/ Stephen Hope
	Name:	Stephen Hope
	Title:	Managing Member

/s/ Stephen Hope
Stephen Hope